Mail Stop 03-05

October 18, 2006

Joseph A. Zirkman, Esq.
Vice-President, General Counsel, Secretary
Carrols Holdings Corporation
968 James Street
Syracuse, New York 13203

Re: Carrols Holdings Corporation
Registration Statement on Form S-1
Filed on September 22, 2006
File No. 333-137524

Dear Mr. Zirkman,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Please provide your exhibits, including your opinion of counsel, as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information. Similarly, your filing omits information that is not dependant upon the offering price, such as the beneficial ownership of principal stockholders. Please provide this information as soon as possible.

3. Please provide copies of the reports by Technomic Information Services, Burger King Holdings, Inc. and any other entity whose reports you mention in the prospectus, clearly marking the relevant sections that support reference made in the prospectus. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Prospectus Cover Page

4. Remove the heading "Joint Book-Running Managers" from the cover page.

Prospectus Summary, page 1

5. Please revise the second sentence of the first paragraph. The summary is a complete summary.

Our Company, page 1

6. Revise the last sentence of the first paragraph to disclose your net income (loss) for each of the periods mentioned.

7. Please substantiate your statements in the Summary and the Business sections, that the company is "one of the largest restaurant companies in the United States."

Our Competitive Strengths, page 3

8. We suggest adding a standalone paragraph at the start of this section giving the percentage of revenues attributable to the Hispanic brands and the Burger King sides of your business. Doing so will help investors evaluate how the various strengths contribute to your results.

9. Please revise the first sentence, if true, to say you believe you have the following strengths. References suggesting that you are better than competitors are inappropriate and should either be removed or substantiated for all competitors.

10. Similarly, you should revise everywhere appropriate to remove unsubstantiated comments about alternate products or companies. For example, the first bullet under Strong Hispanic Brands says "higher quality food than typically offered by quick service restaurants." Delete or substantiate.

11. Revise the caption in this and the next section to delete the terms "proven" and "attractive."

12. We note that throughout the filing you have included statements regarding the quality of your products that do not appear to be supported by information in the filing. For example, we note your references to "high-quality," "distinguishable flavor profiles," "authentic" and "proprietary" blend of tropical juices. Revise throughout the filing to remove these references or provide us with the facts supporting these descriptions of your food.

Continue to Improve Operating Profitability, page 4

13. We note the reference in this section to your "operating profitability." Given your net loss for the fiscal year ended 2005, revise here and throughout the filing to remove references to your business being "profitable" or provide us with an explanation of why you believe this is an appropriate description of your business.

Equity Ownership, page 6

14. Delete the last two sentences of this section from the Summary.

Risk Factors, page 14

15. If there are any material restrictions on the subsidiary's ability to upstream funds to the company, please include a risk factor to that effect.

Our substantial indebtedness, page 16

16. Please quantify what "a substantial portion of our cash flow" means in the sixth bullet point on this page. For example, what portion of your cash flow was used to service your debt in 2005?

Restrictive Covenants in the Senior Credit Facility, page 18

17. Please disclose the financial ratios that must be maintained under the senior credit

Joseph A. Zirkman, Esq.
Carrols Holdings Corporation
October 18, 2006

facility. Disclose your current position relative to such ratios.

If a significant disruption in service or supply, page 23

18. Please confirm that "primary" distributor means distributor of substantially all. Also revise to give the names of each of the four distributors for your Burger King outlets, giving the percentage each provides.

Use of Proceeds, page 32

19. Please revise the third paragraph to disclose the interest rates of the loans you will repay.

Selected Historical Financial and Operating Data, page 38

20. Please ensure that you comply with Rule 420(a).

21. Please tell us why you have altered the Consolidated EBITDA from your subsidiary's historical financials to Consolidated Adjusted EBITDA in your financial statements.

22. Also, please revise your filing, as appropriate to discuss the bonus to a related party discussed in your definition of the non-GAAP measure named above. Please also tell us of what the bonus consisted. Also explain what is the "cash portion of stock-based compensation expense" is in the table on page 41.

Underwriting, page 122

23. Please revise to state that the selling stockholders may be deemed to be underwriters.

Item 15. Recent Sales of Registered Securities, page II-2

24. Please revise to disclose the December 2004 private placement in this section.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Joseph A. Zirkman, Esq.
Carrols Holdings Corporation
October 18, 2006

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Wayne A. Wald, Esq.
         Katten Muchin Rosenman LLP
         (212) 940-8776